Kunzman & Bollinger, Inc.

ATTORNEYS-AT-LAW

5100 N. BROOKLINE, SUITE 600

OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501

Fax (405) 942-3527

May 1, 2015

ELECTRONIC FILING

Mr. H. Roger Schwall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	American Energy Capital Partners-Energy Recovery Program, LP (the “Partnership”)
File No. 333-192852

Dear Mr. Schwall:

This letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made in your letter dated April 30, 2015 regarding Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 4 to Form S-1 filed on April 29, 2015. For your convenience, we first restate your comments in italics and then provide our responses. The responses in this letter are based on representations made by the Partnership and its General Partner, American Energy Capital Partners GP, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.

General

1.	We note the disclosure in your sales literature to the effect that:

•	you are “a collaboration between two experienced organizations: AR Capital, LLC (“AR Capital”) and American Energy Partners, LP (“AELP”);” and

The statement will be removed from the sales literature and replaced with a statement that conforms to the information contained in the Registration Statement.

•	as a participant in the AELP deal flow and deal review, you expect to benefit from AELP’s broad business and management of institutional capital.

The statement will be removed from the sales literature.

However, such information is not included in your registration statement. We also note your inclusion in the sales literature of biographical information of certain executive officers of AELP, one of whom is not identified in your registration statement.

The Investor Presentation will be revised to reflect the biographies of the Manager’s executive officers, instead of AELP’s executive officers. In this regard, Jeff Fisher is the Chief Operating Officer of AELP, not the Manager. Thus, his biography will not be added to the Registration Statement.

Kunzman & Bollinger, Inc.

Division of Corporation Finance

May 1, 2015

Please revise your disclosure in your registration statement to clarify the relationship between you, your Manager and AELP or tell us why you do not believe you are required to do so.

The Registration Statement will be revised to disclose that AELP is an affiliate of the Manager.

Risk Factors, page 24

Risks Related to Conflicts of Interest, page 37

Activities conducted by affiliates of Manager could conflict with our planned activities, page 38

2.	We note that in response to comment 1 to our letter dated April 28, 2015 you have disclosed that the “Manager has agreed that opportunities for property acquisitions by the Partnership, Energy 11 and similar direct investment vehicles identified by the Manager and its affiliates will be allocated in chronological order to the direct investment vehicle that has not been presented an opportunity to acquire a property for the longest period of time.” Please revise to clarify by whom the allocation will be determined. Explain how the Partnership, Energy 11 and similar direct investment vehicles will be ranked with respect to the first of such acquisition opportunities if no opportunities have been presented to date. In addition, disclose whether this agreement is evidenced in writing and what consideration you have given to any potential conflict with Article IX and Item 14 of Exhibit A to your Management Services Agreement.

Energy 11 is the only direct investment vehicle of which an affiliate of the manager provides management services similar to those of the Manager, and Energy 11 has not yet raised the minimum offering proceeds necessary to break escrow. Until Energy 11 has its first closing and has funds to invest in the acquisition of oil and gas properties, all acquisition opportunities identified by the Manager that are suitable for a direct investment vehicle will be presented to the Partnership. Further, because the Partnership's management agreement was signed first, the Partnership will get the first acquisition opportunity. After Energy 11 has funds to invest, all acquisition opportunities that are suitable for both the Partnership and Energy 11 will be presented pursuant to the written allocation agreement. The allocation agreement will be filed as an exhibit to the Registration Statement. Finally, based on the foregoing, the Partnership does not believe there are any potential conflicts with Article IX and Item 14 of Exhibit A to the Management Services Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The Partnership acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

Kunzman & Bollinger, Inc.

Division of Corporation Finance

May 1, 2015

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Partnership acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Partnership acknowledges that the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any further questions or comments.

Very truly yours,

KUNZMAN & BOLLINGER, INC.
/s/ Gerald A. Bollinger
Gerald A. Bollinger